EXHIBIT 1
                         RIGGS NATIONAL CORPORATION

                     NONQUALIFIED STOCK OPTION AGREEMENT


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1993 Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, and as approved by the Outside Directors Committee, the Corporation hereby grants to Joe L. Allbritton (the "Optionee") of Riggs National Corporation and The Riggs National Bank of Washington D.C. ("Riggs"), the option to purchase 430,000 shares of the Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $9.88 per share, subject to adjustment as provided in the Plan. This option is intended to be a NONQUALIFIED STOCK OPTION.

The option shall vest as of the date of this Agreement but shall not be exercisable until the earliest to occur of the following dates, in which case, provided the Optionee is still employed by Riggs, on such date:

     1.   June 5, 1998

     2. the date on which the reported closing price of Riggs National Corporation Common Stock has been at least $12.00 per share ("Target Stock Price") on 90% of the trading days during any consecutive 6-month period; and

     3. the date on which a Change in Control occurs (as defined in the Plan).

For purposes of this Agreement, "trading days" means those days on which trading on NASDAQ National Market Issues occurs and on which the Corporation's Common Stock is traded. If the Corporation's Common Stock ceases to be traded on the NASDAQ National Market System, the Compensation Committee (as defined in the Plan) shall determine the substitute method to be used for determining whether the Target Stock Price has been met.

This option shall be for a term commencing on the date hereof and ending one day prior to ten (10) years from such date. This option shall not be exercised, in whole or in part, after the Optionee's termination of employment (for any reason) from Riggs, unless it has become exercisable prior to his termination of employment. Subject to the terms of the Plan, shares subject to option which have become exercisable shall be exercisable in full or in part during the entire remaining term of this option. In the event this option has become exercisable while the Optionee is employed by Riggs and the Optionee terminates employment from Riggs, subject to the earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise this option shall expire ninety (90) days after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise this option shall expire one year after the Optionee's death. This option shall be exercisable in the manner specified in the Plan.

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The Optionee hereby accepts and agrees to be bound by all of the terms and conditions of the Plan as if it had been set out verbatim in this Agreement.

By signing a copy of this Agreement, the Optionee acknowledges that he has read the Plan, and that he fully understands all of the rights under the Plan, as well as all of the terms and conditions which may limit his eligibility to exercise this option.



Dated:  March 9, 1994
      ---------------------

                                    RIGGS NATIONAL CORPORATION



                                    /s/ Timothy C. Coughlin
                                    ---------------------------------------
                                    Timothy C. Coughlin, President



Accepted:




/s/ Joe L. Allbritton
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       Optionee